UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

a.k.a. Brands Holding Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00152K101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Summit Partners, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 72,644,324
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 72,644,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,644,324
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 56.47%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons New Excelerate, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 72,644,324
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 72,644,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,644,324
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 56.47%
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Peter Y. Chung
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 72,644,324
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 72,644,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,644,324
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 56.47%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Charles J. Fitzgerald
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 72,644,324
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 72,644,324

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,644,324
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 56.47%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

Item 1(a).	Name of Issuer

a.k.a. Brands Holding Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

100 Montgomery Street, Suite 1600 San Francisco, California 94104

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Summit Partners, L.P.

(ii)  New Excelerate, L.P.

(iii)  Peter Y. Chung

(iv) Charles J. Fitzgerald

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

222 Berkeley Street, 18th Floor Boston, MA 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number

00152K101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Summit Partners, L.P. is (i) the sole shareholder of Summit Partners GE IX AIV, Ltd., which is the general partner of Summit Partners GE IX AIV, L.P., which is the general partner of Summit Partners Growth Equity Fund IX-B AIV, L.P. (“Summit IX-B”) and (ii) the sole member of Summit Partners GE IX, LLC, which is the general partner of Summit Partners GE IX, L.P., which is the general partner of Summit Partners Growth Equity Fund IX-A AIV, L.P. (“Summit IX-A”). Summit IX-A and Summit IX-B have equal ownership of limited partnership interests of New Excelerate, L.P. Excelerate GP, Ltd. is the general partner of New Excelerate L.P. Summit Partners, L.P., through a two-person investment committee, currently comprised of Peter Y. Chung and Charles J. Fitzgerald, has voting and dispositive authority over the shares beneficially owned by each of these entities and therefore may be deemed to beneficially own such shares. The filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

SUMMIT PARTNERS, L.P.

By:	Summit Master Company, LLC
Its:	General Partner

By:	*

New Excelerate, L.P.
By:	Excelerate GP, Ltd.
Its:	General Partner

By:	*

By:	*
Name: Peter Y. Chung

By:	*
Name: Charles J. Fitzgerald

*By:	/s/ Adam H. Hennessey
Adam H. Hennessey
Power of Attorney**

**	Pursuant to Powers of Attorney attached hereto as Exhibit B.

EXHIBIT LIST

Exhibit A         Joint Filing Agreement, dated as of February 4, 2022.

Exhibit B         Powers of Attorney.